Filed by Enbridge Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

1. What was announced?

•	This morning, we announced a definitive agreement to combine with Spectra Energy in a stock-for-stock transaction valued at approximately C$37 billion (US$28 billion).
•	This transformative transaction creates the premier energy infrastructure company in North America with unmatched scale and diversity.

2. Why is Enbridge combining with Spectra Energy? Why is now the right time?

•	Enbridge has admired Spectra Energy as one of the top players in the industry for quite some time.
•	After considering the potential combined company, its complementary nature and many benefits, both sides believed this would be a natural fit.
•	Together, we will create a North American energy infrastructure leader.
•	We believe this is a win-win for all our stakeholders.
•	As a combined, stronger company, we will be well positioned to adapt to a changing energy future and execute on our plans to invest C$74 billion in energy infrastructure across North America.
•	We will also have an exceptional team of talented employees who will be an essential factor in the success of the combined company.

3. When do you expect the transaction to close? What are the next steps?

•	We expect the transaction to be completed in the first quarter of 2017 subject to the receipt of both companies’ shareholder approvals, along with certain regulatory and government approvals, including compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval under Canada Competition Act, Transport Canada, and the satisfaction of other customary closing conditions.
•	We will keep you updated and informed as decisions are made throughout the process.

4. What are your plans for integrating Spectra Energy?

•	Enbridge and Spectra Energy will immediately establish an integration planning team composed of leaders from both management teams to prepare for and to oversee the effective and timely integration of the businesses.
•	The approach to integration planning will be collaborative, drawing on strong participation from both companies, and ensuring continuity for customers and other stakeholders.

5. What does this transaction mean for Enbridge and Spectra Energy employees? Will there be headcount reductions?

•	We just announced the transaction today, and there is still much work to be done and many decisions to be made.
•	As with any transaction of this nature, we expect there to be some overlap in positions and responsibilities at Enbridge and Spectra Energy.
•	The integration team, which will include representatives from both companies, will be reviewing areas of overlap, particularly in corporate and shared services.
•	What we commit to are thoughtful decisions, openness, and that we will treat people with integrity, respect and compassion.
•	We will have an exceptional team of talented employees who will be an essential factor in the success of the combined company.

6. How do the cultures of the two companies compare?

•	We share the same purpose of delivering the energy that fuels quality of life and we have very similar values. Safety, integrity and respect are all part of Spectra Energy’s values, along with commitments to environmental stewardship and community engagement that align closely with how we think about these things.
•	And for both companies, safety and operational reliability remain the highest priority.

7. What happens to Enbridge’s leadership team? Are there immediate changes?

•	Upon closing of the Transaction, Al Monaco will continue to serve as President and Chief Executive Officer of the combined company.

8. Where will the combined company’s headquarters be located? Will Enbridge’s head office remain in Canada?

•	Enbridge will remain a Canadian company headquartered in Calgary, Alberta. Houston will be Enbridge’s gas pipelines business unit center; Edmonton, Alberta will remain the business unit center for liquids pipelines, with gas distribution continuing to be based in Ontario.

9. What does this mean for Enbridge’s community outreach efforts?

•	While it is still early in the process, I can confirm that Spectra Energy shares our commitment to the core values of safety, integrity and respect, stewardship of the environment and community engagement.
•	Enbridge will remain a Canadian company and we are committed to continuing to serve all of our local communities.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

NON-GAAP MEASURES

This news release makes reference to non-GAAP measures, including ACFFO and ACFFO per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com.